

October 3, 2013

Via E-mail
Yuqiang Deng
Chief Executive Officer
Sungy Data Ltd.
Floor 17, Tower A, China International Center
No. 33 Zhongshan 3rd Road
Yuexiu District, Guangzhou 510055
People's Republic of China

> **Re:**   **Sungy Data Ltd.**
> **Amended Draft Registration Statement on Form F-1**
> **Submitted September 27, 2013**
> **CIK No. 0001584133**

Dear Mr. Deng:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Mobile applications products and services, page 74

1.   We note that you have total monthly active users notated in the table. Further on page 102 you disclose the active users by GO series products. If the number of active users you present for a GO series products is counted as an active user for another product(s), please clearly notate the possibility of the overlap where you present the total users presents.

2.   The monthly active users totals your present on page 95 are not in agreement with those presented on page 74. Please reconcile the differences.

Description of Share Capital, page 142

3.   It is not sufficient to merely reference your articles of association, the Companies Law, or other "applicable law" when discussing the material rights of your shareholders or information material to the rights associated with the shares they may own. Therefore, please revise your disclosure under "Transfer of Ordinary Shares," "Redemption, Repurchase and Surrender of Ordinary Shares," "Variations of Rights of Shares," "Proceedings of Board of Directors," and "Changes in Capital" to reduce your reliance on the term "subject to" because it implies additional rights, privileges, or restrictions that are not explained in your descriptions. We note also that your disclosure of a minimum notice period of fourteen days under "General Meetings of Shareholders, page 144" and in the risk "The voting rights of holders, page 49" should be reconciled with your disclosure of ten days under the heading "How do you vote, page 155." Please update your discussion under "Description of American Depositary Shares, page 154" as necessary.

Unaudited condensed consolidated balance sheets, page F-37

4.   Please revise to include a pro forma balance sheet presented alongside the historical balance sheet giving effect to the conversion of your A, B and C preferred shares. Also if the conversion will result in a material reduction of earnings per share, please include pro forma EPS for the latest year and interim period giving effect to the conversion.

You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Terry French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Assistant Director
Larry Spirgel

cc: Via E-mail
        Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP